By EDGAR Electronic Transmission

September 16, 2014

United States Securities & Exchange Commission
ATTN: Morgan Youngwood, Staff Accountant
Division of Corporation Finance
Washington, DC  20549

Re:          Acxiom Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 28, 2014
File No. 000-13163

Dear Mr. Youngwood:

The following is our response to the letter from Craig Wilson dated July 21, 2014.  We have included each comment, followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 1. Business, page 6

General

1.
We note the discussion in your earnings call for the third and fourth quarters of 2014 relating to your AOS pipeline.  Please tell us, with a view toward future disclosure, what consideration you have given to including backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Acxiom response:  Item 101 (c)(1)(viii) of Regulation S-K requires disclosure of the dollar amount of backlog orders believed to be firm to the extent material to an understanding of the registrant’s business taken as a whole.   In the Q3 2014 Acxiom earnings conference call, our CEO Scott Howe stated “Our AOS pipeline continues to grow, and remains strong at $45 million.” In the Q4 2014 Acxiom earnings call, Mr. Howe stated “Our AOS pipeline continues to grow and remains strong at over $60 million.” These amounts represent our pipeline of potential opportunities for future AOS sales, but do not reflect a backlog of orders believed to be firm in accordance with Item 101(c)(1)(viii) of Regulation S-K.  When a potential opportunity is included in the “pipeline” it merely means that it has been identified as a sales opportunity, not that we have received any kind of an order.  We currently do not have a material backlog of orders believed to be firm as indicated by Item 101(c)(1)(viii) of Regulation S-K.  However, to the extent our backlog of firm orders becomes material in the future, we will provide disclosure of backlog in the “Business” section of future filings.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Discontinued Operations, page F-31

2.   We note from your press release dated May 30, 2014 that you sold your U.K. call center operation, 2Touch, to Parseq Ltd., a European business process outsourcing service provider.  Please tell us what consideration you gave to ASC 205-20 and ASC 360-10-45-9 in determining whether this business should be reflected as assets held for sale and correspondingly discontinued operations. In addition, please tell us why you were not required to file an Item 2.01 Form 8-K for the disposition of these assets.

Acxiom response: We considered the provisions of ASC 360-10-45-9 in determining whether the 2Touch operation should be considered as held for sale.  ASC 360-10-45-9 indicates that a disposal group should be classified as held for sale in the period in which all criteria included in such paragraph are met.  In the case of 2Touch, management having the authority to approve the action had not yet committed to a plan to sell the disposal group as of March 31, 2014 (criteria a of ASC 360-10-45-9), and the business was not available for immediate sale in its current condition due to the expectation that a key condition of a sale would be that customer consents would need to be obtained related to the change of control of 2Touch (criteria b of ASC 360-10-45-9).  While management was certainly aware of a potential transaction at March 31, 2014, there were still significant deal points yet to be finalized and management had not committed to this specific transaction, nor had they committed to a plan of disposal in the absence of a specific transaction.  Senior management (who had the authority to commit to a plan) had authorized proceeding with the exploration of a potential transaction, but had not made a final commitment to a disposal.  This final commitment on the part of senior management did not occur until after March 31.  Even once a business sale agreement had been signed (subsequent to March 31), a key condition to closing the sale was obtaining approval from key customers as their approval was required upon a change in control.  The agreement provided the buyer the right to terminate the agreement if the conditions to closing were not met, including obtaining the customer consents.  2Touch has a limited number of key customers, hence it was critical to any sale transaction that such customers would consent to the change in ownership.  These consents had not been solicited nor obtained as of March 31.

We also considered ASC 360-10-45-13 which indicates that even if the criteria are met after the balance sheet date but before the issuance of the financial statements, the disposal group should continue to be classified as held and used for those financial statements.

ASC 205-20-05-1 provides guidance on when the results of operations of a component of an entity that either has been disposed of or is classified as held for sale should be accounted for as a discontinued operation.  Since 2Touch had neither been disposed of during the period, nor been classified as held for sale as discussed above, it was not appropriate to consider it as a discontinued operation as of March 31, 2014.

We also note that in the ensuing quarter ended June 30, 2014, the 2Touch operations did qualify for both held for sale accounting and discontinued operations and were treated as such in our first quarter Form 10-Q.

We were not required to file an Item 2.01 8-K for the 2Touch disposition because the disposition did not involve a significant amount of assets under instruction 4 of Item 2.01.  The assets related to 2Touch ($7.3 million at March 31, 2014) were less than 10% of the total assets of Acxiom Corporation and the business did not meet the tests of significance under S-X Article 11-01(b)(2), which refers to the significant subsidiary tests in S-X Article 1-02(w).  The 2Touch business did not meet any of the tests of significance prescribed by the rule.

Deferred Revenue, page F-34

3.   While you disclose that deferred revenue represents amounts billed in excess of revenue recognized, please tell us which of the types of arrangements disclosed in your Revenue Recognition policy are associated with these deferrals and the related pattern of revenue recognition for those arrangements.

Acxiom response:   Deferred revenue consists of amounts billed in excess of revenue recognized, which can occur in each of the arrangements disclosed in our revenue recognition policy. Deferred revenue most often occurs when customers prepay for services to be performed, or when customer acceptance provisions exist such that revenue is deferred until acceptance occurs.  It should be noted that not all of our contracts have deferred revenue.   The pattern of revenue recognition is based on the nature of the services arrangement, in accordance with our disclosed revenue recognition policy.

Revenue Recognition, page F-34

4.   We note from your disclosures on page F-3 indicate that your launched the Acxiom Audience Operating System (AOS) on September 24, 2013.  Please clarify how you recognize revenues generated from AOS.  As part of your response, quantify the amount of revenues recognized from AOS during the fiscal year ended March 31, 2014.

Acxiom response: Revenue recognized from AOS for the year ended March 31, 2014 was $13.5 million. Revenue recognition for AOS is as follows:

Setup Fees:  Setup activities have standalone value as described in FASB Accounting  Standards Codification 605-25 (“Topic 605”) as they can be sold separately. This is a fixed fee charged to a client based on the number of data sources.  A data source is each unique campaign source, media source, or sales transaction file(s).  Revenue for setup fees is recorded as the setup is delivered.

Service Fees (Monthly): A client pays a monthly service fee based on their tier level using units of consumption (number of records and number of transactions).  Revenue for service fees is recorded on a monthly basis at the tier level subscription price.

Media Spend Share (Monthly):  Revenue share from publisher agreements is recorded in the month earned using the usage processing reports received from the publisher.

If AOS revenue grows to a more material amount, we would expand our revenue recognition footnote to include the information noted above.

5.  We note your database management and IT management service arrangements may require you to perform setup activities such as the design and build of a database for the customer under the database management contracts and migration of the customer’s IT environment under IT management contracts.  Please clarify why you believe it is appropriate to recognize the setup fees upon delivery once the setup phase is complete and customer acceptance occurs. In your response please provide a summary of the various terms and nature of contracts associated with setup fees and the related revenue recognition of those contracts. Cite the accounting guidance that you rely upon in accounting for the database management and IT management service arrangements.

 Acxiom response:  Setup activities under the database management contracts have standalone value as described in Topic 605 as they can be sold separately. For example, Acxiom can sell the design and build for a database for which the customer decides to purchase database hosting services from another service provider. Accordingly, Acxiom believes it is appropriate as well as required under Topic 605 to record the setup activity as a separate deliverable as the activity is delivered, and upon customer acceptance if that is a part of the arrangement.  Setup activities under IT management service arrangements do not have standalone value, and therefore migration fees are recognized over the service period of the arrangement.

The various terms and nature of contracts associated with setup fees and the related revenue recognition is as follows:

Database Management contracts:
   Setup fee revenue related to database management contracts was approximately $15.0 million in fiscal 2014.

Discovery/Design and Build: The discovery phase provides the client with a high level executive overview of the needs for the database solution.  The design phase provides the client with a high level schema based on the gathered requirements. During the build phase, Acxiom will finalize any remaining design issues and build the database.  Revenue is recorded as delivered and billed (provided contingent revenue as defined in Topic 605 does not exist).

IT Management contracts:

The migration of the customer’s IT environment under IT management contracts does not have standalone value as described in Topic 605 as it cannot be sold separately nor can it be resold by the customer on a standalone basis. Acxiom does not recognize revenue until the migration phase is completed. Once this phase is complete and (if applicable) any customer acceptance occurs, the IT management service period begins and revenue recognition also begins. Once the service period begins, the services are performed over the remaining term of the agreement. These services generally involve providing a base level of service (measured by IT capacity available) over the contract period. Therefore, Acxiom believes ratable recognition of revenue over the service term of the agreement is appropriate for the minimum contractual revenues related to this basic level of service.

6.   We note that you defer certain proprietary database costs over useful lives of two to seven years.  For setup fees related to these proprietary databases, explain the cost recognition relationship of those setup fees to these costs.

Acxiom response:  The setup fees that we charge to customers are unrelated to the proprietary databases referred to in your question.  These databases are not the same databases as those we build for our customers as discussed in our revenue recognition policy. We capitalize the costs of acquiring or licensing data which are included in our proprietary databases.  These are costs paid to third parties to acquire or license data, which we then use to provide services to customers.  We do not charge setup fees to our customers for these databases.  The data acquired is used to provide services to multiple customers, and is amortized over the estimated useful life of the data, which is from 2 to 7 years.  As we disclosed, in determining the useful life of the data, we consider several factors, including 1) the type of data acquired, 2) whether the data becomes stale over time, 3) to what extent the data will be replaced by updated data over time, 4) whether the stale data continues to have value as historical data, 5) whether a license places restrictions on the use of the data, and 6) the term of the license.

As of March 31, 2014, the balance of these deferred data costs was $4.5 million.

 Note  12.   Stockholders’  Equity

Stock Option Activity, page F-50

7.   Please tell us your consideration of disclosing the methods used to determine the dividend yield; risk-free interest rate; expected option life; expected volatility and suboptimal exercise multiple for each period presented.  We refer you to ASC 718-10-50-2(f).

Acxiom response:  We disclosed the weighted-average assumptions for each of the factors in the option valuation listed above.  In future filings, we will modify our disclosure to also include the following information:

The dividend yield was determined to be 0.0% since Acxiom is currently not paying dividends and there are no plans to pay dividends.  The risk-free interest rate was determined by reference to the rate on U.S. Treasury securities with a term equal to the life of the options.  The expected option life is an output of the lattice model.  The expected volatility was determined by considering both the historical volatility of Acxiom stock, as well as the implied volatility of traded Acxiom options.  The suboptimal exercise multiple was determined using actual historical exercise activity of Acxiom options.

If you have further comments or need additional information, you can reach me at 650-356-3655 or you may call Wayne Gregory, Senior Director of Finance, at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

                           /s/ Warren C. Jenson
Warren C. Jenson
Chief Financial Officer & Executive
Vice President